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04018005

SECURIT[...]MISSION

SEC FILE NUMBER
8- 65491

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 9, 2002 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Glocap Funding, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street - 27th Floor
(No. and Street)

New York	New York	10019
	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Zoia — 212-333-6404
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 01 2004

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Zoia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glocap Funding, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NY NY 10019
12/08/03

Notary Public

Signature

Title

Carmen C. Moore
Notary Public-State Of New York
No. 01m06069913
My Commission Expires
January 19, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE PERIOD SEPTEMBER 9, 2002 THROUGH DECEMBER 31, 2003

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

CONTENTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Glocap Funding, LLC
(a.k.a. Glocap Advisors, LLC)

We have audited the accompanying statement of financial condition of Glocap Funding, LLC (a.k.a. Glocap Advisors, LLC) (the "Company") as of December 31, 2003 and the related statements of operations, changes in members' equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Glocap Funding, LLC (a.k.a. Glocap Advisors, LLC) as of December 31, 2003, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Weston, Connecticut
February 19, 2004

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$36,696
Accounts Receivable	1,355
TOTAL ASSETS	$38,051

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses and other liabilities	$ 7,000
MEMBERS' CAPITAL	31,051
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$38,051

The accompanying notes are an integral part of this statement.

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

STATEMENT OF INCOME

FOR THE PERIOD SEPTEMBER 9, 2002 THROUGH DECEMBER 31, 2003

REVENUE		
Fee Income		$ 140,000
Retainer Income		123,500
TOTAL REVENUE		263,500
EXPENSES		
Commission expense	$136,492	
Rent and occupancy	39,022	
Salaries	35,217	
Office supplies and expenses	19,625	
Professional fees	11,613	
Regulatory fees	7,518	
Depreciation and amortization	4,250	
Taxes other than those on income	2,828	
TOTAL EXPENSES		256,565
NET INCOME		$ 6,935

The accompanying notes are an integral part of this statement.

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE PERIOD SEPTEMBER 9, 2002 THROUGH DECEMBER 31, 2003

Members' Capital - September 1, 2002	$ -
Capital contributions	111,193
Net Income	6,935
Capital withdrawals	(87,077)
MEMBERS' CAPITAL - DECEMBER 31, 2003	$ 31,051

The accompanying notes are an integral part of this statement.

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

STATEMENT OF CASH FLOWS

FOR THE PERIOD SEPTEMBER 9, 2002 THROUGH DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 6,935
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 4,250	
(Increase) decrease in operating assets:		
Accounts Receivable	(1,355)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	7,000	
TOTAL ADJUSTMENTS		9,895
NET CASH PROVIDED BY OPERATING ACTIVITIES		16,830
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of fixed assets		(4,250)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed by members	111,193	
Capital withdrawn by members	(87,077)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		24,116
NET INCREASE IN CASH		36,696
CASH AT BEGINNING OF THE YEAR		-
CASH AT END OF THE YEAR		$ 36,696
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:		
Interest received		$6

The accompanying notes are an integral part of this statement.

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD SEPTEMBER 9, 2002 THROUGH DECEMBER 31, 2003

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Glocap Funding, LLC (a.k.a. Glocap Advisors, LLC), (the "Company") was organized in the State of New York in August 1999 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission on September 9, 2002 (the effective date of registration). The Company was organized primarily to perform investment-banking services, specifically raising capital for middle market private and public companies, as well as private equity and hedge funds.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis, in accordance with accounting principles generally accepted in the United States of America, while using the cash basis for income tax purposes.

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

3. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

4. PROFIT SHARING PLAN

The Company has a noncontributory defined contribution plan under Section 401(k) of the Code covering all qualified employees with a December 31st year-end. The Company has elected to contribute 100% of the first 4% of the employee's salary. Employees are fully vested after 6 years of service. An officer of the Company serves as trustee of the plan.

5. RELATED PARTY TRANSACTION

The Company has an administrative services agreement with an entity controlled by one of the Company's members. Under this agreement, the affiliate provides office space, furniture, communication equipment, and other administrative services to the Company. The Company pays for these services on a monthly basis. Fees related to this agreement are reassessed by the affiliate on an annual basis. Included in the statement of income, in the respective accounts, is $59,124 of expenses related to this agreement.

In addition, an affiliated company pays the Company's employees through its payroll service. The Company fully reimburses the affiliate for these expenses. Included in the statement of income is $35, 217 relating to this arrangement.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company maintains a special account for the exclusive benefit of customers. The company does not execute security transactions, and does not otherwise hold funds or securities for or owe money or securities to customers.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $29,696, which exceeded the minimum requirement of $5,000 by $24,696. The Company's ratio of aggregate indebtedness to net capital ratio was .24 to 1.

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2003

CREDITS	
Members' capital	$ 31,051
DEBITS	
Accounts Receivable	1,355
NET CAPITAL	29,696
Minimum net capital requirement	5,000
EXCESS NET CAPITAL	$24,696
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 7,000

Ratio of aggregate indebtedness to net capital .24 TO 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

As a result of year end audit adjustments, net capital decreased by $1,353, and non-allowable assets increased by $1,353. There are no other material differences between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing.

See the accompanying Independent Auditors' Report.

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE PERIOD SEPTEMBER 9, 2002 THROUGH DECEMBER 31, 2003

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Glocap Funding, LLC
(a.k.a. Glocap Advisors, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of Glocap Funding, LLC (a.k.a. Glocap Advisors, LLC) (the "Company"), for the period ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Glocap Funding, LLC (a.k.a. Glocap Advisors, LLC) to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Halpern & Associates, LLC

Weston, Connecticut
February 19, 2004